REGAL BELOIT CORPORATION
SIGNIFICANT SUBSIDIARIES
AS OF
JANUARY 2, 2021

Significant Subsidiary	State/Country of Incorporation
Marathon Electric India Pvt. Ltd.	India
Regal Beloit Italy SPA	Italy
RBC Foreign Manufacturing BV	The Netherlands
Regal Beloit (Changzhou) Co., Ltd.	China
Regal Beloit Electrical Products (Suzhou) Co., Ltd.	China
Regal Beloit (Wuxi) Co., Ltd.	China
Regal Beloit America, Inc.	Wisconsin
Regal Beloit Spain SA	Spain
Rotor Beheer BV	The Netherlands
System Plast Srl	Italy